

Sam Gilliam (b. 1933–2022)

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2 works similar to the Painting, which were previously acquired by Masterworks, have both been internally appraised at over $1.4 million as of September 30, 2022, and another was sold by Masterworks for $1.65 million this past August.

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Initial Offering Price

$812,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

30.6%

Sharpe Ratio (1995-2021)	watch video
Sam Gilliam	Not enough data
All Art	0.55
S&P 500	0.56

SOLD OUT

WHY WE LIKE THIS PAINTING

MASTERWORKS

- The Painting is a large format beveled-edge painting and an excellent example of American artist Sam Gilliam's innovative abstract work from the late 1960s and early 1970s.
- In 1972, the same year the Painting was created, Sam Gilliam became the first African-American artist to represent the United States at the Venice Biennale, commonly referred to as the "Olympics of the art world."
- Our acquisitions team has reviewed 90 examples of work by Gilliam, many of which are priced in excess of $1 million. Of these 90 works, this is the eighth one we have selected to be offered on the Masterworks platform.
- Beveled-edge examples similar to the Painting have been featured prominently in important museum exhibitions, including the aforementioned exhibition "The Music of Color" and "Soul of a Nation: Art in the Age of Black Power," which opened at the Tate Modern in London in 2017 and traveled to five institutions in the United States.
- Beveled works measuring less than 70 inches by 70 inches have performed well at auction including *Forth* (1967), which sold for $1,203,010 at Sotheby's in June 2018 and *With Crimson* (1970) which sold for $1,004,000 at Sotheby's in November 2019.
- As of December 12, 2022, beveled-edge paintings from 1967 to 1973 account for Sam Gilliam's top auction records, and are led by: *Lady Day II* (1971), which sold for $2,172,500 in November 2018, *Ray II* (1970), which sold for $1,865,000 in November 2022, and *Atmosphere* (1970), which was acquired by Masterworks 080, LLC, for $1,850,000 in November 2021.
- In August 2022, Masterworks exited a different Sam Gilliam painting realizing a 33.1% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$5,081,423

2021 Number of Lots Sold
71

SAM
GILLIAM

b. 1933 – d. 2022, United States



$812,000

INITIAL OFFERING

30.6%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 52 × 52 in. (132 × 132 cm.)

Sam Gilliam was an influential abstract artist known for innovative techniques that challenged traditional, two-dimensional painting formats.

The Painting is a medium-scale example of Sam Gilliam's innovative abstract work from the late 1960s and early 1970s, which challenged the spatial confines of the picture plane. The Painting belongs to a series of works sometimes referred to as "Slice" paintings, and is stretched on a custom-made stretcher with a beveled-edge, which projects outward from the wall, creating a sculptural quality. Gilliam created the first "Slice" paintings in 1967, and continued to make use of the beveled-edge stretcher throughout his career. The Painting features swaths of, pink, purple, and blue, created through the artist's unique process, whereby he poured bright, sometimes fluorescent, colors of paint directly onto unprimed, unstretched canvases. Gilliam would then fold and crumple the still wet canvases to create luminous washes of color layered with glowing striations, drips, and pools of pigment. Executed in 1972, the Painting was created the same year Sam Gilliam became the first African American artist to represent the United States at the 36th Venice Biennale, and during what Josef Helfenstein, the director of the Kunstmuseum in Basel and co-curator of Gilliam's 2018 solo exhibition, "The Music of Color," has deemed the artist's most "radical" and influential period. Beveled-edge examples similar to the Painting have been featured prominently in important museum exhibitions, including the aforementioned exhibition "The Music of Color" and "Soul of a Nation: Art in the Age of Black Power," which opened at the Tate Modern in London in 2017 and traveled to five institutions in the United States. As of December 13, 2022, beveled-edge paintings from 1967 to 1973 account for Sam Gilliam's top auction records, including: *Lady Day* (1971), which sold for $2,172,500 at Christie's, New York on November 15, 2018, *Ray II* (1970), which recently sold for $1,865,000 at Sotheby's, New York on November 17, 2022, and *Atmosphere* (1970), which was acquired by Masterworks 080, LLC sold for $1,850,000 at Sotheby's, New York, on November 18, 2021. While the aforementioned works are all larger than the Painting, beveled works measuring less than 70 inches by 70 inches have also performed well at auction, including: *Forth* (1970), which sold for £910,000 ($1,203,010) at Sotheby's, London on June 26, 2018 and *With Crimson* (1970) which sold for $1,004,000

AS OF DECEMBER 13, 2022, TOP AUCTION RECORDS FOR THE ARTIST'S WORK ARE LED BY *LADY DAY II* (1971), WHICH SOLD FOR $2,172,500 ON NOVEMBER 15, 2018 AT CHRISTIE'S, NEW YORK, *RAY II* (1970), WHICH SOLD FOR $1,865,000 ON NOVEMBER 16, 2022 AT SOTHEBY'S, NEW YORK, AND *ATMOSPHERE* (1972), WHICH WAS ACQUIRED BY MATERWORKS 080, LLC, SOLD FOR $1,850,000 ON NOVEMBER 18, 2021, AT SOTHEBY'S, NEW YORK.

at Sotheby's, New York on November 11, 2019. The Painting's year, execution, and format make it a commercial and desirable work by Sam Gilliam.

During his lifetime, Sam Gilliam was the subject of numerous solo exhibitions at renowned institutions such as the Kennedy Center in Washington, D.C. and The Studio Museum in Harlem. A major solo show, "The Music of Color," was mounted at the Kunstmuseum Basel in 2018 and showcased the artist's groundbreaking draped canvases and beveled-edge works created between 1967 and 1973. Additionally, a solo show, titled "Sam Gilliam: Full Circle," opened at the Hirshhorn Museum and Sculpture Garden in Washington D.C. in May 2022 and will run through September 22, 2022. The artist's work is held in some of the most prestigious public institutions, including the Museum of Modern Art, the Whitney Museum of Art and the Metropolitan Museum of Art in New York, as well as the Tate Modern in London. As of December 31, 2010, the record for Sam Gilliam's work at auction stood at just $55,000. In the last five years, the growing appreciation of the artist's accomplishments has resulted in significant price increases for his work. As of December 13, 2022, top auction records for the artist's work are led by *Lady Day II* (1971), which sold for $2,172,500 on November 15, 2018 at Christie's, New York, *Ray II* (1970), which sold for $1,865,000 on November 16, 2022 at Sotheby's, New York, and *Atmosphere* (1972), which was acquired by Materworks 080, LLC, sold for $1,850,000 on November 18, 2021, at Sotheby's, New York.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$1.4M
$1.1M
$0.7M
$0.4M
1999
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2011
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2022

Sam Gilliam (b. 1933, Tupelo, MS – d. 2022, Washington, D.C.) was an influential abstract artist closely aligned with the Washington Color School movement. Gilliam was born in Tupelo, Mississippi and raised in Louisville, Kentucky. He was admitted to the University of Louisville in 1951 where he earned a Bachelors of Arts in creative art in 1955. He then enrolled in the University's Master of Fine Arts program and graduated in 1961 after a pause from 1956 to 1958 while he served in the United States Army. When Gilliam moved to Washington, D.C. in 1962 he was introduced to the work of leading artists in the Washington Color School movement including Morris Lewis and Kenneth Noland. In the 1960s, the artist shifted his focus to abstraction and would hang unstretched canvases, either draped from the ceiling or folded on the wall, which disrupted the convention of two-dimensional painting and became one of his major artistic innovations. In 1967, Gilliam began to pour paint directly onto the canvas and fold the still wet surface to create richly pigmented patterns. Many of the artist's paintings were mounted onto custom stretchers with beveled-edges, which added a sculptural quality to the artworks. In 1972, Sam Gilliam became the first Black American artist selected to represent the United States at the Venice Biennale and was invited to exhibit again in 2017. By 1975, Gilliam had shown his work in some of the most influential American institutions of art, including the Museum of Modern Art in New York and The Phillips Collection in Washington, D.C. In addition to his artistic practice, Gilliam taught at Carnegie Mellon University, the Maryland Institute College of Art, and the University of Maryland. On June 25, 2022, Gilliam passed away in Washington, D.C., and as of December 13, 2022, his estate is represented by Pace Gallery in New York and David Kordansky Gallery in Los Angeles.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: canvas paintings created 1967 to 1973 that measure 30 inches by 30 inches to 80 inches by 80 inches and that to the best of our ability to determine, are executed on beveled-edge support, either front or verso facing. The comparative set includes only sales of paintings where the presence of a front or reverse beveled-edge support can be discerned, or was implied as most probable, either through online photographs or via online research. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sales: 10% inclusive applied to "Upper Red" (1971), which sold on March 22, 2013 and "Clear Around" (1973) which sold on May 22, 2001. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 30.6% CAGR implied from selected sales occurring from September 18, 1999 to November 12, 2021.

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